EXHIBIT 99.2

NEWS RELEASE

Attention business/financial editors and telecommunication reporters:

Coventry Connections selects Sprint Canada and Mobile Knowledge to provide
IP-based telecommunication services and mobile systems solutions for state-of-the-art command and dispatch centre

TORONTO, ON — August 11, 2004 — Coventry Connections Inc., a holding company that provides services for seven taxi fleets in southern Ontario, has selected Sprint Canada and Mobile Knowledge Corp. to implement an inter-city computerized taxi command and control system, consolidating dispatch centres for a number of taxi fleets into one centralized call centre. This is the largest centralized taxi operations system implemented in Canada, and the first to operate across multiple cities.

Sprint Canada will provide toll free and frame relay data network services and Mobile Knowledge will provide its advanced taxi solution, Cabmate™, to power the centralized call centre. The state-of-the-art centre will enable Coventry Connections to expand easily and efficiently into new geographic markets, with lower operating costs than previously possible with traditional command and dispatch processes.

Mobile Knowledge’s Cabmate system allows all incoming calls to be managed through one centralized call centre. Computerized dispatch and fleet control messages in the form of data and voice communications can be sent to the entire fleet or to specific cabs in a geographic area, over a wide area network provided by Sprint Canada. Using the technology, central dispatch can track the position of each taxicab in the entire fleet at any given time.

“We’ve seen this model work with great success in the United Kingdom,” said Hanif Patni, chief executive officer, Coventry Connections. “This innovation coupled with new cabs and improved passenger information systems allows us to radically change and advance the taxi business. Backed by Sprint Canada’s network and using Mobile Knowledge’s state-of-the-art solutions, we’re able to consolidate dispatch services from multiple cities through one centralized operation and offer more to our customers. With the success of this launch we are expanding aggressively and aim to be Canada’s largest taxi operator within a year.”

“We’re pleased to be part of this ground-breaking solution,” added Greg McCamus, president, Sprint Canada Business Solutions. “Our engineers worked closely with Coventry Connections and Mobile Knowledge to provide a flexible solution that uses both voice and data technology to develop an important advance in the taxi industry. This is a great example of the ways in which businesses can use technology to gain a competitive edge.”

Mick Chawner, president and chief executive officer, Mobile Knowledge, said, “We are very encouraged by the success of this initiative. Coventry Connections can now offer their services across larger distances with far lower operating costs than previously possible. We’ve worked directly with Sprint Canada and Coventry Connections to certify the reliability and integrity of data transmissions. We are very pleased with the high data quality and low latencies observed over the Sprint Canada network.”

Coventry Connections currently services over 850 taxicabs in Ontario under various brand names, the largest of which is Blue Line Taxis. Using its base in Ottawa, Coventry has already launched a premium taxi service with uniformed drivers and in-cab passenger displays in Oshawa and will shortly integrate Veteran’s Modern Cabs in Cornwall. The company is currently in negotiations to expand into several additional markets in Ontario.

About Coventry Connections Inc.
Coventry Connections Inc. is a holding company based in Ottawa, Ontario. The company owns Blue Line Taxi fleets in Ottawa, Gloucester and Oshawa and DJ’s Taxis in Kanata/Nepean. Coventry also provides its services to independently owned fleets including Capital Taxis which operates two fleets in the Ottawa area, and Veteran’s Modern Cabs in Cornwall. All dispatch services are provided through its new subsidiary ZipTrack Inc., which offers state of the art tracking and command/control services for transport companies. ZipTrack equips all vehicles with full colour touch screen computers for drivers and a colour rear seat passenger display providing maps; security information; general city information on sites and events and advertising. All driver payment and customer account services are provided through another subsidiary TaxiTab Inc. which also offers an electronic card based account solution for the taxi industry.

About Sprint Canada Inc.
Sprint Canada Inc., a wholly owned subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B), is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

About Mobile Knowledge Inc.
Mobile Knowledge uses global positioning systems (GPS) and wireless communications technology to deliver advanced mobile data solutions for commercial taxi, limousine and transit applications. Building on global customer relationships and over 20 years of experience in the taxi dispatch market, Mobile Knowledge offers a highly flexible product set to help fleet management businesses improve their productivity and generate new revenue streams. Through comprehensive system design, implementation, training, and support services, Mobile Knowledge ensures seamless integration and maximum return on investment for its customers. For further information, please visit us on the web at www.mobile-knowledge.com.

For more information contact:
Coventry Connections
Christine Smith
Media Relations
613-746-8740 ext. 3301
csmith@coventryconnections.com

Sprint Canada
Deborah Trouten
Corporate Communications
416-718-6733
dtrouten@sprint.ca

Mobile Knowledge
Mick Chawner
President and CEO
Mobile Knowledge Corp
Tel: (613) 287-5020 ext. 1109
mchawner@mobile-knowledge.com